MAMAMANCINI’S HOLDINGS, INC.

25 BRANCA ROAD

EAST RUTHERFORD, NJ 07073

May 17, 2013

Susan C. Block

Attorney-Advisor

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MamaMancini’s Holdings, Inc.
Amendment No. 3 to Form 8-K
Filed May 8, 2013
File No. 333-174445
Amendment No. 1 to Form 10-K for the fiscal year ended
December 31, 2012
Filed May 8, 2013
File No. 333-174445

Dear Ms. Block:

By letter dated May 17, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MamaMancini’s Holdings, Inc. (formerly Mascot Properties, Inc.) (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Current Report on Form 8-K, filed on May 8, 2013 (the “Current Report”) and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012, filed on May 8, 2013 (the “10-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K/A for the Year Ended December 31, 2012

Report of Independent Registered Public Accountant, page F-1

1.	You have not complied with our previous comment 11. Please revise your Form 10-K to include a properly signed opinion in accordance with Article 2 of Regulation S-X. Specifically, the opinion included in your filing is not signed. Further, the inclusion of the opinion as Exhibit 23.1 is not appropriate; Exhibit 23 of Item 601 of Regulation S-X is designated as the Consent, not the Opinion.

RESPONSE: We have revised our 10-K/A to include a properly signed opinion in accordance with Article 2 of Regulation S-X. Further, we have removed exhibit 23.1.

Further the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Carl Wolf
Name:	Carl Wolf
Title:	Chief Executive Officer